SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Divestment in UEGA – start of the non-binding proposal phase

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general, in continuity with what was published in Relevant Facts nº 05/22 and 08/22, that it has started the non-binding proposal phase for the sale of its entire stake, corresponding, directly and indirectly, to 81.2% of the total and voting capital stock of UEG Araucária S.A. (“UEGA”), together with its partner Petróleo Brasileiro S.A. (“Petrobras”) which hold 18.8% of the remaining capital.

Potential buyers qualified for this phase will receive a descriptive memorandum containing more detailed information about the company in question, in addition to instructions on the divestment process, including guidelines for preparing and submitting non-binding proposals.

The main subsequent stages of the project will be communicated to the market in due course.

The divestment of this asset is in line with the decarbonization process of the Copel group's generation portfolio and adheres to Copel's Corporate Strategic Planning – 2030 Vision, strengthening the pillars for the perpetuity and sustainable growth of the business.

About TPP Araucária – Araucária Gas Thermoelectric Power Plant

TPP Araucária is a natural gas power plant with an installed capacity of 484.15 MW that operates in a combined cycle (two gas turbines and one steam turbine) and operates in the modality known as “merchant[1]”.

The plant is located in the municipality of Araucária, in the metropolitan region of Curitiba, in the State of Paraná, and was established in April 1998 with the beginning of its operational activities in September 2002. The plant, according to Resolution 351/1999, is authorized to operate until December 22, 2029, with the possibility of renewal.

Curitiba, February 08, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

[1] Plants without electricity sales contracts, whether in the free (ACL) or regulated (ACR) environment, subject to fluctuations in the Settlement Price for Differences – PLD. In this modality, the UEGA, as a thermoelectric plant centrally dispatched by the National Electric System Operator (ONS), is dispatched in situations where the Marginal Operation Cost (CMO) of the electrical system exceeds its Variable Unit Cost (CVU) approved by ANEEL, or out of order-of-merit, when requested by the ONS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 8, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.